NextPlat Corp.

3250 Mary St., Suite 410

Coconut Grove, FL 33133

June 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	NextPlat Corp
Registration Statement on Form S-3
File No. 333-262748

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NextPlat Corp, a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on July 1, 2022, or as soon thereafter as possible on such date.

Very truly yours,

NextPlat Corp.

By:	/s/ Paul R. Thomson
Name:	Paul R. Thomson
Title:	Executive Vice President & Chief Financial Officer